

Mailstop 3561

April 8, 2016

Yuying Zhang
Chief Executive Officer
Shineco, Inc.
Room 3106, Building B
#39 East 3rd Ring Middle Road
Chaoyang District
Beijing 100022
People's Republic of China

> **Re: Shineco, Inc.**
> **Amendment No. 7 to**
> **Registration Statement on Form S-1**
> **Filed March 31, 2016**
> **File No. 333-202803**

Dear Mr. Zhang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1. Please refer to the third paragraph. Please delete the last sentence that says, "[w]e advise you that we are not licensed to practice in the State of Delaware." It is not appropriate to "carve out" the law of the relevant jurisdiction or indicate that counsel is not qualified to opine on that law. Please refer to Section II.B.3.c. of Staff Legal Bulletin, No. 19, available on our website at www.sec.gov.

2. Please refer to page 2 of the opinion. As to the warrants, please revise to opine that the warrant is a binding obligation of the registrant under the law of the jurisdiction governing the warrant. Refer to Section II.B.1.f. of Staff Legal Bulletin No. 19.

3. Please revise to remove the limitation on reliance in the last paragraph of the opinion. Purchasers of the securities in the offering are entitled to rely on the opinion. Refer to Section II.B.3.d. of Staff Legal Bulletin No. 19.

You may contact Aamira Chaudhry at (202) 551- 3389 or Lynwood Shenk at (202) 551- 3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor
Office of Transportation and Leisure

cc: Anthony W. Basch, Esq.
        Kaufman & Canoles, P.C.